Exhibit 99.1

The Stars Group Reports Third Quarter 2017 Results

TORONTO, Canada, November 9, 2017 – The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) today reported its financial results for the third quarter ended September 30, 2017, reconfirmed its full year 2017 financial guidance ranges and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“Our operations and management continued to perform in the third quarter, delivering strong year-over-year growth bolstered by the launch of Stars Rewards,” said Rafi Ashkenazi, Chief Executive Officer. “Not only did we see improvement in our poker business, but our casino continues to grow with a significant active player base and our online sportsbook continues to see meaningful growth in turnover. To build upon these achievements, we plan to focus on reinvesting in our core products and increasing our investment in marketing for the remainder of 2017 and into 2018 while continuing to explore further growth opportunities.”

Third Quarter and Year-to-Date 2017 Financial Summary(1)

	Three Months Ended September 30,		Year-over-Year Change	Nine Months Ended September 30,		Year-over-Year Change
$000’s, except percentages and per share amounts	2017	2016		2017	2016
Total Revenue	329,443	270,681	21.7%	952,065	844,961	12.7%
Adjusted EBITDA	155,767	123,164	26.5%	453,305	376,489	20.4%
Net cash inflows from operating activities	144,870	86,693	67.1%	370,843	201,641	83.9%
Adjusted Cash Flow from Operations	141,986	84,976	67.1%	393,241	278,122	41.4%
Net earnings	75,874	12,523	505.9%	212,110	90,511	134.3%
Adjusted Net Earnings	119,595	84,979	40.7%	346,990	259,686	33.6%
Diluted earnings per common share	$ 0.37	$ 0.06	516.7%	$ 1.05	$ 0.47	123.4%
Adjusted Net Earnings per Diluted Share	$ 0.58	$ 0.42	38.1%	$ 1.71	$ 1.34	27.6%

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(1) For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

Third Quarter 2017 and Subsequent Financial Highlights

•

Revenues – Total revenues for the quarter increased approximately 21.7% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, total revenues for the quarter would have increased by approximately 16.8%.  Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 67.2% and 28.9% of total revenues for the quarter, respectively, as compared to approximately 72.7% and 23.7% for the prior year period.

•

Poker Revenues – Real-money online poker revenues for the quarter were $221.4 million, or an increase of approximately 12.5% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, real-money online poker revenues would have increased by approximately 7.5% for the quarter. The year-over-year increase was primarily driven by the implementation of the Stars Rewards loyalty program.

•

Casino & Sportsbook Revenues – Real-money online casino and sportsbook combined revenues for the quarter were $95.2 million, or an increase of approximately 48.3% year-over-year.  Excluding the impact of year-over-year changes in foreign exchange rates, real-money online casino and sportsbook combined revenues would have increased by approximately 43.3% for the quarter.

•

Debt – Total long-term debt outstanding at the end of the quarter was $2.45 billion with a weighted average interest rate of 4.7%. In mid-September, The Stars Group prepaid without penalty an additional $75 million under its second lien term loan using cash on its balance sheet and cash flow from operations. The principal balance of the second lien term loan as of the date hereof is $95 million.

Third Quarter 2017 and Subsequent Operational Highlights

•

Quarterly Real-Money Active Uniques (QAUs) – Total QAUs were approximately 2.1 million, an increase of 2.1% year-over-year led by the re-launch of PokerStars in Portugal in late 2016 and the growth and expansion of The Stars Group’s real-money online casino and sportsbook offerings. Approximately 2.0 million of such QAUs played online poker during the quarter, which remained virtually flat year-over-year. The Stars Group’s online casino offerings had approximately 553,000 QAUs, an increase of 20.1% year-over-year, which The Stars Group continues to estimate is one of the largest casino player bases among its competitors, while its emerging online sportsbook offerings had approximately 273,000 QAUs, a 14.8% increase year-over-year.

•

Quarterly Net Yield (QNY) – Total QNY was $150, an increase of 18.8% year-over-year, and QNY excluding the impact of year-over-year changes in foreign exchanges rates was $144, an increase of 13.9% year-over-year. QNY is a non-IFRS measure.

•	Customer Registrations – Customer Registrations increased by 2.0 million during the quarter to approximately 115 million.
•

Launch of Stars Rewards – In July, The Stars Group launched the Stars Rewards program, which is an integrated cross-vertical loyalty program focused on customer engagement, retention and experience. This program seeks to offer an exciting, personalized gaming experience that rewards players for their overall gameplay across poker, casino and sportsbook, in each case where available. The Stars Group believes that Stars Rewards has enhanced and will continue to enhance the player experience as it introduces new ways of earning rewards that are intended to be more exciting for its recreational players and distributes the rewards based on, among other things, player contributions to the overall ecosystem. To date, approximately 85% of active customers have elected to participate in Stars Rewards and nearly $45 million in prizes have been awarded.  The Stars Group believes the program has positively impacted the overall product ecosystem across verticals and continues to receive positive feedback from most players.

Full Year Guidance

•	Full Year Guidance – The Stars Group reconfirmed its 2017 full year financial guidance ranges as previously announced on September 15 and continues to expect the following:

o	Revenues of between $1,285 and $1,315 million;
o	Adjusted EBITDA of between $590 and $610 million;
o	Adjusted Net Earnings of between $445 and $469 million; and
o	Adjusted Net Earnings per Diluted Share of between $2.17 and $2.31.

These estimates reflect management’s view of current and future market and business conditions, including assumptions of (i) negative operating conditions in Poland primarily related to constraints on processing payments in that jurisdiction, the cessation of real-money online poker in Australia on September 11, 2017, and the cessation of real-money online gaming in Colombia on July 17, 2017, (ii) the introduction of Stars Rewards, (iii) no other material adverse regulatory events and (iv) no material foreign currency exchange rate fluctuations, particularly against the Euro, which is the primary depositing currency of The Stars Group’s customers, that could impact customer purchasing power as it relates to The Stars Group’s U.S. dollar denominated product offerings. Such guidance is also based on a Euro to U.S. dollar exchange rate of 1.18 to 1.00 and all other currencies at their average exchange rate for the month of August, in each case for the remainder of 2017, unaudited expected results and certain accounting assumptions.

Financial Statements, Management’s Discussion and Analysis and Additional Information; Internal Control Over Financial Reporting

For an update regarding The Stars Group’s internal control over financial reporting, including its remediation efforts with respect to the same, see “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in The Stars Group’s management’s discussion and analysis for the year ended December 31, 2016 (the “2016 MD&A”) and in The Stars Group’s management’s discussion and analysis for the three and nine months ended September 30, 2017 (the “Q3 2017 MD&A”).

The Stars Group’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2017 (the “Q3 2017 Financial Statements”), Q3 2017 MD&A and 2016 MD&A, as well as additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

The Stars Group will host a conference call today, November 9, 2017 at 8:30 a.m. ET to discuss its financial results for the third quarter 2017 and related matters. To access via tele-conference, please dial +1 855-327-6837 or +1 631-891-4304 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 10003774. To access the webcast please use the following link: http://public.viavid.com/index.php?id=127063

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to net earnings, which is the nearest IFRS measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
$000's, except per share amounts	2017	2016	2017	2016
Net earnings	75,874	12,523	212,110	90,511
Financial expenses	41,040	49,458	123,326	101,734
Income taxes expense (recovery)	2,186	(400)	856	4,078
Depreciation of property and equipment	2,178	2,119	6,555	6,109
Amortization of intangible and deferred development costs	34,453	33,326	102,411	96,919
EBITDA	155,731	97,026	445,258	299,351
Stock-based compensation	3,298	1,978	7,914	8,396
Termination of employment agreements	1,357	3,047	4,165	11,365
Termination of affiliate agreements	—	1,053	407	3,386
Loss on disposal of assets	338	246	599	562
(Gain) loss from investments	(9,024)	10,589	(14,236)	14,550
Acquisition-related costs	—	—	—	199
Net loss (earnings) from associates and (reversal of) impairment of assets held for sale, associates and intangible assets	1,451	574	(5,861)	6,641
Other costs (see table below)	2,616	8,651	15,059	32,039
Adjusted EBITDA	155,767	123,164	453,305	376,489
Current income tax expense	(3,288)	(342)	(6,690)	(5,814)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(5,556)	(4,369)	(15,740)	(12,359)
Interest (excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price)	(27,328)	(33,474)	(83,885)	(98,630)
Adjusted Net Earnings	119,595	84,979	346,990	259,686
Diluted Shares	204,800,009	200,016,913	202,796,952	193,866,395
Adjusted Net Earnings per Diluted Share	$0.58	$0.42	$1.71	$1.34

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Non-U.S. lobbying and legal expenses	797	476	2,622	2,300
U.S. lobbying and legal expenses	2,119	2,336	9,612	9,163
Strategic review professional fees	—	2,237	125	7,372
Retention bonuses	41	437	1,271	2,657
Non-recurring professional fees	664	413	2,168	4,833
AMF and other investigation professional fees (net of insurance proceeds)	(1,265)	2,587	3,888	4,492
Austria gaming duty	—	—	(5,000)	—
Office restructuring and legacy business unit shutdown costs	260	165	373	1,222
Other costs	2,616	8,651	15,059	32,039

The table below presents a reconciliation of Adjusted Cash Flow from Operations to net cash inflows from operating activities, which is the nearest IFRS measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Net cash inflows from operating activities	144,870	86,693	370,843	201,641
Customer deposit liability movement	(2,884)	(1,717)	22,398	76,481
Adjusted Cash Flow from Operations	141,986	84,976	393,241	278,122

The table below presents a reconciliation of the numerator of QNY (i.e., real-money online poker revenue and real-money online casino and sportsbook combined revenue) to the nearest IFRS measure (i.e., total revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Three Months Ended September,
	2017	2016
	$000's	$000's
Total revenue	329,443	270,681
Corporate revenue	(213)	—
Other gaming revenue	(12,675)	(9,632)
Real-money online poker revenue and real-money online casino and sportsbook combined revenue	316,555	261,049

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2017 financial guidance provided in this release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss)), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

For additional information on The Stars Group’s non-IFRS measures, see below and the Q3 2017 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive Group division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands together have more than 115 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2017 financial guidance, and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our subsidiaries, and our and their customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to interactive entertainment or online and mobile gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within The Stars Group’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in The Stars Group’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s Annual Information Form for the year ended December 31, 2016, including under the heading “Risk Factors and Uncertainties”, and in the Q3 2017 MD&A, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including QNY, Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, and the foreign exchange impact on revenues (i.e., constant currency). The Stars Group believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business.  Although management believes these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) before interest and financing costs, income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Cash Flow from Operations means net cash inflows (outflows) from operating activities net of customer deposit liability movements, and which The Stars Group first introduced for the quarter ended June 30, 2017.

Adjusted Net Earnings means net earnings (loss) before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items.

Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, other equity-based awards, warrants and convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 6 to the Q3 2017 Financial Statements.  For the three and nine months ended September 30, 2017, Diluted Shares equaled 204,800,009 and 202,796,952, respectively. For the purposes of the full year 2017 financial guidance provided in this release, Diluted Shares equals between 203,000,000 and 205,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

To calculate revenue on a constant currency basis, The Stars Group translated revenue for the three months ended September 30, 2017 using the prior year's monthly exchange rates for its local currencies other than the U.S. dollar, which The Stars Group believes is a useful metric that facilitates comparison to its historical performance.

For additional information on The Stars Group’s non-IFRS measures, see the Q3 2017 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

Key Metrics and Other Data

The Stars Group defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of its real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Stars Group defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Stars Group defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues that are included in “other gaming” revenues) for its two business lines (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The Stars Group provides QNY on a U.S. dollar and constant currency basis. QNY is a non-IFRS measure.

The Stars Group defines Customer Registrations as the cumulative number of online real-money and play-money customer registrations on The Stars Group’s brands.

For additional information on The Stars Group’s key metrics and other data, see the Q3 2017 MD&A, including under the headings “Limitations of Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com